Howard Kenny

+1.212.309.6843

howard.kenny@morganlewis.com

December 15, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	enGene Holdings Inc.

Registration Statement on Form S-1

Filed November 22, 2023

File No. 333-275700

Ladies and Gentlemen:

On behalf of enGene Holdings Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter dated December 8, 2023, relating to the above referenced Registration Statement on Form S-1 filed November 22, 2023 (the “Registration Statement”). Concurrently herewith, the Company is filing Amendment No. 1 to the Registration Statement (the “Amendment”).

For the Staff’s convenience, we have restated the Staff’s comments below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Registration Statement), all page references herein correspond to the page of the Amendment. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment. Where appropriate, changes conforming to those noted in responses have also been made elsewhere in the Registration Statement.

Registration Statement on Form S-1 filed November 22, 2023

Cover Page

1.	For each of the common shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such common shares and warrants.

Response: In response to this Comment, the Company has revised the prospectus cover page in the Amendment, and added conforming changes to the Summary (page 15), Risk Factors (pages 82 and 83) and Selling Holders (pages 220 and 221).

2.

Disclose the exercise prices of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: In response to this Comment, the Company has revised the prospectus cover page in the Amendment, and added conforming changes to the Summary (pages 12 and 15), Risk Factors (pages 82 and 83), Use of Proceeds (page 85) and MD&A (pages 148 and 161).

3.

We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of your common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your common stock.

Response: In response to this Comment, the Company has revised the prospectus cover page in the Amendment, and added conforming changes to Risk Factors (pages 82 and 83), and MD&A (pages 148 and 161).

Risk Factors, page 14

4.

Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is below the SPAC’s IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: In response to this Comment, the Company has added the additional Risk Factor captioned “Certain existing shareholders purchased securities in the Company at a price below the current trading price of such securities, and may experience a positive rate of return based on the current trading price. Future investors in our Company may not experience a similar rate of return.” on page 83 of the Amendment.

In addition, the Company has moved and revised the risk factor captioned “Sales of Common Shares, or the perception of such sales, by us or the Selling Holders pursuant to this prospectus in the public market or otherwise could cause the market price for our Common Shares to decline and certain Selling Holders still may receive a significant rate of return.” on page 82 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 158

5.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: In response to this Comment, the Company has revised MD&A on pages 148 and 161 of the Amendment.

6.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that the selling holders are the beneficial owners of a substantial portion of your outstanding shares and will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: In response to this Comment, the Company has revised MD&A on pages 148 and 161 of the Amendment.

7.

Please tell us if you have entered into any agreements with the selling holders which provide those investors with the right to sell back shares to the company at a fixed price after the closing date of the business combination. If so, please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your common stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.

Response: The Company advises the Staff that it has not entered into any agreements with the Selling Holders which provide those investors with the right to sell back shares to the company at a fixed price after the closing date of the business combination.

General

8.

Revise your prospectus to disclose the price that each selling securityholder paid for the common shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the FEAC Sponsor, PIPE/NRA Investors and other Selling Holders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: In response to this Comment, the Company has revised the prospectus cover page in the Amendment, and added conforming changes to the Summary (page 15), Risk Factors (pages 82 and 83) and Selling Holders (pages 220 and 221).

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If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at +1.212.309.6843 or Maria Sasinoski at +1.412.560.7482.

Very truly yours,

/s/ Howard Kenny